Via Facsimile and U.S. Mail
Mail Stop 6010

October 5, 2006

Mr. Gregory E. Murphy
President and Chief Executive Officer
Selective Insurance Group Inc.
40 Wantage Avenue
Branchville, NJ   07890

Re: Selective Insurance Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 1, 2006
File No. 000-08641

Dear Mr. Murphy:

    We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief